[BJ SERVICES COMPANY LETTERHEAD]

April 6, 2005

Mr. Roger Schwall

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:	BJ Services Company

Form 10-K, Filed January 26, 2005

Form 10-Q, Filed February 9, 2005

File No. 1-10570

Dear Mr. Schwall:

On behalf of BJ Services Company, this letter responds to comments on the above referenced filings, as detailed in the Staff’s letter dated March 22, 2005.

Based on the nature of the Staff’s comments, which generally request enhanced financial disclosures, the Company respectfully proposes to incorporate additional disclosures into its next Form 10-Q for the quarter ended March 31, 2005 and/or its Form 10-K for 2005, as applicable, pending satisfactory resolution of the Staff’s comments.

Form 10-K for the Year Ended September 30, 2004, Filed January 26, 2005

COMMENT:

Note 16. Subsequent Event, page 76

1.	We understand from your disclosure that during the fiscal year ended September 30, 2004 you recorded $12.2 million to “Other Income” ($11.3 million after taxes) based on the determination that, during the course of a review of the Asia Pacific Region’s balance sheet, excess liabilities had accumulated over a period of years. Explain to us in further detail the nature of these adjustments, and tell us why you believe the adjustments are properly recorded as a component of “Other Income.” In addition, we note your disclosure that “[you] believe the amounts identified were not quantitatively or qualitatively material to the financial statements. As such, [you] have recorded the correction of these amounts in fiscal 2004 since they are not individually or in the aggregate, material to the prior periods or the current year.” Please provide us with your materiality analysis to support your accounting treatment of this correction.

RESPONSE:

A.	Below is additional detail of the adjustments identified during the course of our review of the Asia Pacific Region’s September 30, 2004 balance sheet (in millions):

Reduction of minority interest liability	$9.4
Reversal of carry over of prior year management adjustments	6.1
Reduction of unsupported accruals included in other accrued liabilities	4.1
Reversal of salary expense over accrual	.3
Increase in provision for doubtful accounts	(.9)

Increase in provision for inventory obsolescence	(.9)
Loss on disposal of fixed assets	(.3)
Recognition of import duties payable	(1.2)
Recognition of income tax liability	(4.5)

Increase in income before taxes	$12.2
Increase in income tax expense	(.9)

Increase in net income	$11.3

B.	We have included the entire adjustment detailed above in Other Income for the year ended September 30, 2004 because (1) we are unable to determine with certainty which accounts in operating expenses were affected by the over-accruals in other accrued liabilities, and (2) the largest adjustment (minority interest) would affect Other Income, and (3) doing so will facilitate comparability assessments by investors of trends in operations.

C.	Contemporaneously with the filing of our Form 10-K for the year ended September 30, 2004, the Company completed a materiality assessment in accordance with SAB 99 supporting our conclusion on the accounting treatment of the correction. The following summarizes our conclusion:

Authoritative literature

Financial statements are required to fairly present, in all material respects, the financial position of a company and the results of its operations and cash flows in accordance with generally accepted accounting principles. According to APB Opinion No. 20 “Accounting Changes,” the correction of accounting errors or the resulting adjustments should be reported as a prior period adjustment unless such errors are immaterial to the applicable prior years and to the current year. Errors must be considered individually and in the aggregate to determine the materiality of their impact. In addition to determining materiality based upon a quantitative analysis of the misstatement’s relationship to individual amounts, subtotals and totals in the financial statements, qualitative considerations must also be considered.

According to APB Opinion No. 28 “Interim Financial Reporting,” in the case of interim financial statements, correction of errors should be related to the estimated income for the full fiscal year and also the trend in earnings when determining whether the correction of an error is material. Amounts that are material with respect to an interim period but not material to the estimated income for the full fiscal year or to the trend in earnings should be separately disclosed in the interim period but not restated in prior periods.

FASB Statement of Financial Accounting Concepts No. 2 defines materiality as “[t]he magnitude of an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.”

SEC Staff Accounting Bulletin No. 99 (“SAB 99”) provides further guidance on assessing materiality. According to SAB 99, “[a] matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.”

There is no bright line test for materiality; instead, SAB 99 speaks in terms of qualitative and quantitative factors. It emphasizes that one may only determine materiality by considering all such factors together. Additionally, SAB 99 makes it clear that, in assessing materiality, the focus should be on what the users of the financial statements, which include analysts and investors, considers important in light of the total mix of information. According to SAB 99:

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the

Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.

[CONFIDENTIAL TREATMENT REQUESTED BY BJ SERVICES COMPANY – BJ 01]

Furthermore, we do not believe that there are any qualitative factors that cause the adjustments to be material to those periods. Addressing some of the qualitative considerations raised by SAB 99, we do not believe that the errors relating to periods prior to fiscal 2004:

1.	Masked a change in earnings or other trends;
2.	Hid a failure to meet analysts’ expectations;
3.	Changed a loss into income or vice versa;
4.	Affected a particularly important segment;
5.	Affected any regulatory requirement or loan covenant;

SAB 99 also states that the following would be qualitative considerations:

6.	Involved the concealment of an unlawful transaction; or
7.	Was the result of intentional wrongdoing or as a result of an intention to manage earnings

[CONFIDENTIAL TREATMENT REQUESTED BY BJ SERVICES COMPANY – BJ 02]

[CONFIDENTIAL TREATMENT REQUESTED BY BJ SERVICES COMPANY – BJ 03]

Conclusion

Based on our review of the facts and circumstances, we believe the errors identified were not quantitatively or qualitatively material to any of the financial statements presented in the Form 10-K. We believe the proper accounting is to correct these errors in the current period (fiscal year 2004).

COMMENT:

Note 16. Subsequent Event, page 76

2.	We note that during the quarter ended December 31, 2004 you received a repayment of $9 million from the Asia Pacific Region Controller related to misappropriated Company funds and that you recorded the amount as “Other Income”. We understand that you believe no restatement for the misappropriated funds is required because they were recorded as an expense in the Consolidated Statement of Operations in prior periods. Because the related expenses reported in prior periods were not valid expenses of the Company, this explanation does not appear to adequately support a decision not to restate. To the extent that you discuss in future filings, please revise your disclosure to more clearly support your accounting treatment of the misappropriated funds repayment. In your revised disclosure, indicate the extent to which materiality contributed to your decision.

RESPONSE:

We note your comment and propose to revise our future filings as follows:

“In October 2004 the Company received a report from a whistleblower alleging that its Asia Pacific Region Controller had misappropriated Company funds in fiscal 2001. The Company began an internal investigation into the misappropriation and whether other inappropriate actions occurred in the Region. The Region Controller admitted to multiple misappropriations during a 30-month period ended April 2002, and his employment was terminated. The misappropriations identified to date total approximately $9.0 million and have been repaid to the Company. Although unauthorized, the misappropriations were an expense of the Company in the form of theft that were recorded in the Consolidated Statement of Operations in periods prior to April 2002. The $9.0 million repayment represents a gain contingency and was reflected in Other Income in the Consolidated Condensed Statement of Operations for the quarter ended December 31, 2004 in accordance with SFAS 5, “Accounting for Contingencies.”

As also requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us should you have any additional questions.

Sincerely,

/s/ Brian T. McCole
Brian T. McCole
Controller

cc:	Regina Balderas

Jenifer Gallagher

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